SHAREHOLDER RETURN
PERFORMANCE GRAPH

This graph compares the cumulative percentage change in the return on the shares of our common stock (assuming reinvestment of dividends) each year for the last five years with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all Nasdaq companies with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as CBRL. The data set forth in the chart below has been provided by The Nasdaq Stock Market.



	1997	1998	1999	2000	2001	2002
CBRL	100	105	52	42	66	92
NASDAQ (SIC Code 58xx)	100	98	96	87	123	146
S&P 400 Midcap	100	111	133	159	171	141